Filed Pursuant To Rule 433
Registration No. 333-167132
June 7, 2011
Key Information
GLD

SPDR® GOLD SHARES

OBJECTIVE	Designed to track the price of gold (net of Trust expenses). See Important Risk Disclosures below regarding the risk of investing in GLD.

STRUCTURE	Continuously offered investment trust

SYMBOL	GLD

EXCHANGE	NYSE Arca, Inc.

INITIAL PRICING	Based on the price of 1/10th of an ounce of gold

MINIMUM ORDER	1 share

SHORT SALE ELIGIBLE	Yes

MARGIN ELIGIBLE	Yes

ESTIMATED EXPENSES	0.40%*
GOLD BULLION

ALLOCATED GOLD	The Trust’s allocated gold bullion is kept in the form of London Good Delivery bars (400 oz.) and held in an allocated account.**

STORAGE	The gold bullion is held by the Custodian, HSBC Bank USA, in its London vault or in the vaults of sub-custodians.
ADVANTAGES

EASILY ACCESSIBLE	Listed on the NYSE Arca

SECURE	The Gold Shares represent fractional, undivided interests in the Trust, the primary asset of which is allocated (or secured) gold.

COST-EFFECTIVE	For many investors, the transaction costs charged for the purchase and sale of the Gold Shares are expected to be lower than the costs associated with the purchase, storage and insurance of physical gold. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.

LIQUID	Structure allows for baskets to be created and redeemed according to market demand, creating liquidity.***

TRANSPARENT	There exists a 24-hour global over-the-counter market for gold bullion, which provides readily available market data. The price, holdings and net asset value of Gold Shares, as well as market data for the overall gold bullion market, can be tracked daily at: www.spdrgoldshares.com

FLEXIBLE	Gold Shares (NYSE Arca: GLD) are listed on the NYSE Arca and trade the same way ordinary stocks do. It is possible to buy or sell Gold Shares continuously throughout the trading day on the exchange at prices established by the market. Additionally, it is possible to place market, limit and stop-loss orders of Gold Shares.
MANAGEMENT

SPONSOR:	World Gold Trust Services, LLC

CUSTODIAN:	HSBC Bank USA, N.A.

TRUSTEE:	BNY Mellon Asset Servicing, a divison of the Bank of New York Mellon

MARKETING AGENT:	State Street Global Markets, LLC*

*	World Gold Trust Services, LLC as the Sponsor and State Street Global Markets, LLC as the Marketing Agent have agreed to reduce the fees payable to them from the assets of the Trust to the extent required so that the estimated ordinary expenses of the Trust do not exceed an amount equal to 0.40% per annum of the daily net asset value during the period ending seven years from the date of the Trust Indenture (11/12/2004) or upon the earlier termination of the Marketing Agent Agreement. Investors should be aware that if the value of the Trust assets is less than approximately $388 million, the ordinary expenses of the Trust will be accrued at a rate greater than 0.40% per year of the daily ANAV of the Trust even after the Sponsor and the Marketing Agent have completely reduced their combined fees of 0.30% per year of the daily ANAV of the Trust. This amount is based on the estimated ordinary expenses of the Trust.

**	Allocated gold bars are identified as the owner’s in the vault and are not a part of the bankrupt’s estate in the event of the bankruptcy of the Custodian.

***	Although shares of GLD have historically been readily tradable on securities exchanges, there can be no assurance that an active trading market will be maintained.

Precise in a world that isn’tSM.

STATE STREET GLOBAL MARKETS, LLC
State Street Financial Center
One Lincoln Street
Boston, MA 02111
866.320.4053
spdrgoldshares.com
FOR PUBLIC USE.
IMPORTANT RISK INFORMATION
ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions on the purchase and sale of shares and ETF expenses will reduce returns.
Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.
The SPDR Gold Shares Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.
“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.
For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 • 866.320.4053 • www.spdrgoldshares.com.
Not FDIC Insured — No Bank Guarantee — May Lose Value
© 2011 State Street Corporation. All Rights Reserved.     IBG-3937     Exp. Date: 5/31/2012     IBG.GLD.KYIN.0611

Precise in a world that isn’tSM.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.